UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly Held Company

Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

NOTICE TO SHAREHOLDERS

LINX S.A. (B3: LINX3 | NYSE: LINX) (“Company”), in addition to the Material Fact disclosed by the Company on this date, under which it communicated to the market the final approval by the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE Tribunal) and the fulfillment or waiver of the other conditions precedent for the consummation of the business combination of Linx and STNE Participações S.A. (“STNE” and “Transaction”), pursuant to the Protocol and Justification of the Merger of Shares issued by Linx S.A. into STNE Participações S.A. (“Protocol and Justification”), dated October 2, 2020, approved by the Extraordinary General Shareholders’ Meetings of Linx and STNE held on November 17, 2020, informs its shareholders of the next steps for the consummation of the Transaction (“Closing”), as follows:

I.	Summary of the Transaction Structure

Pursuant to the Protocol and Justification, and as approved by the Company and by STNE at their respective general shareholders’ meetings, the Transaction contemplates, as interdependent and linked transactions:

(i)	the merger of all outstanding Linx shares (“Linx Shares”) by STNE, with delivery to the Linx shareholders (“Linx Shareholders”), in exchange for each Linx common share held by such shareholder (including the Linx Shares underlying the Linx ADS, as defined below), of one mandatorily redeemable Class A preferred share and one mandatorily redeemable Class B preferred share, both issued by STNE (“STNE New Shares”);

(ii)	followed by the redemption by STNE of all the STNE New Shares upon payment of a certain amount in cash and delivery of (a) Class A shares issued by StoneCo (“StoneCo”), traded on the Nasdaq Global Select Market (“Nasdaq”), or (b) Level I BDRs (Brazilian Depositary Receipts) ("StoneCo BDR"), admitted for trading on the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) backed by Class A StoneCo shares traded on NASDAQ.

For the avoidance of doubt, “Linx Shareholders” include The Bank of New York, as the depositary in the United States of America (“Linx ADS Depositary”) of the Linx Shares represented by American Depositary Shares – ADS (“Linx ADS”) traded on the New York Stock Exchange (“NYSE”).

Subject to the adjustments provided in the Protocol and Justification and indicated herein, which will be determined by the parties and communicated to the market by June 24, 2021, the redemption of the STNE New Shares will take place as follows:

(i)	the holder of each STNE Class A preferred share will receive, in exchange for its redemption, thirty three reais and fifty six cents (R$ 33,56), to be adjusted pro rata die by the CDI rate variation counted as from the sixth month as from August 11, 2020 until the date of the actual payment; and

(ii)	the holder of each STNE Class B preferred share will receive, in exchange for the redemption each STNE Class B preferred share, 0.0126774 StoneCo BDR traded on the B3, provided that each StoneCo BDR will correspond to one StoneCo Class A Share, traded on NASDAQ (“StoneCo Class A New Shares”).

In relation to the holders of Linx ADS, the Linx ADS Depositary will request to the depositary institution of the StoneCo BDRs the cancellation of the StoneCo BDRs received by it in the capacity of Linx Shareholder. The StoneCo Class A New Shares which backed the cancelled StoneCo BDRs will be delivered by the Linx ADS Depositary to the holders of Linx ADSs, as described below.

II.        Closing of the Transaction

Pursuant to the Material Fact disclosed by the Company on this date, the Company and STNE entered into a Closing Memorandum formalizing the verification (or waiver by the applicable party, as the case may be) of all the conditions precedent for Closing of the Transaction pursuant to the Protocol and Justification, making the Transaction final, therefore.

In view of the above, the Closing of the Transaction will entail the execution of several interdependent and linked acts, in distinct dates, as summarized below and described in detail in the following items:

•        June 25, 2021: final day of trading of Linx Shares on the B3 and Linx ADS on the NYSE.

•        June 28, 2021: beginning date of trading of StoneCo BDRs on the B3 and of the rights to receive the StoneCo Class A New Shares on NASDAQ, subject to their effective issuance (when-issued basis).

•        June 30, 2021: date of the merger of the Linx Shares by STNE and of the redemption of the Class A and Class B preferred shares issued by STNE, with effective replacement of the Class B STNE shares by StoneCo BDRs and effective credit of the StoneCo BDRs in the custody accounts of the Linx Shareholders.

•        June 30, 2021: date on which STNE will assume the management of Linx and its subsidiaries.

•        By July 7, 2021: payment by STNE to the Linx Shareholders of the Adjusted Cash Installment (as defined below).

•        On or around July 12, 2021: delivery of StoneCo Class A New Shares to the holders of the respective negotiation rights (when-issued basis) and of the Adjusted Cash Installment converted into US Dollars to the holders of Linx ADSs.

•        As from July 16, 2021: deposit of StoneCo BDRs and of the Adjusted Cash Installment in the accounts indicated by the Linx Shareholders Register (as defined below).

III.	Base Date Definition

For the purposes of the merger of Linx Shares by STNE, the holders of Linx Shares at the close of trading on June 25, 2021 (including the Depositary of Linx ADS) (“Base Date”), other than STNE, will be considered the Linx shareholders (“Linx Shareholders”).

IV.	Linx Shares and Linx ADS Trading Closure

The Linx Shares trading on the B3 and de the Linx ADS trading on the NYSE will end on the Base Date.

V.	Beginning of StoneCo BDR and StoneCo Class A Share Trading

The StoneCo BDRs will begin trading on B3 on June 28, 2021.

The trading on NASDAQ of the rights to receive the StoneCo Class A New Shares (to be issued in substitution of the StoneCo BDRs received by the holders of Linx ADS) subject to its actual issuance (when-issued basis) will begin on June 28, 2021.

VI.	Linx’s administration change date

On June 30, 2021, STNE will assume the management of Linx and its subsidiaries.

VII.	Settlement date of BDRs Installment, Settlement Date of the Cash Installment and Credit Date of the StoneCo BDRs

The merger of Linx Shares by STNE and the redemption of the STNE New Shares will occur on June 30, 2021.

As a result of the merger of the Linx Shares and the redemption of the STNE New Shares:

(i)	On June 30, 2021 (“BDRs Installment Settlement Date”) the Class B preferred shares issued by STNE will be replaced by StoneCo BDRs, with the effective credit of the StoneCo BDRs in the custody accounts of the Linx Shareholders; and
(ii)	By July 7, 2021 (“Cash Installment Settlement Date”), date in which the custodian financial institution of the shares issued by the Company, Banco Bradesco S.A., will complete the implementation procedures of the respective payment, STNE will pay to the Linx Shareholders the Adjusted Cash Installment (as defined below), pursuant to the Protocol and Justification.

Items VIII and IX below describe the methodology for the determination of the final exchange ratio of the Transaction.

VIII.	Replacement by StoneCo Class A New Shares and by StoneCo BDRs

On the BDRs Installment Settlement Date, pursuant to the Protocol and Justification, each STNE Class B preferred share held by Linx Shareholders (including the Linx ADS Depositary) will be redeemed and replaced upon the delivery of 0.0126774 StoneCo BDR, provided that each StoneCo BDR will correspond to one StoneCo Class A Share, subject to the adjustments described in the Protocol and Justification.

Pursuant to the Protocol and Justification, any change in the total number of outstanding shares and in the total number of shares susceptible to conversion based on the compensation plans based in Linx shares will impact, equally and, in the same proportion, the exchange ratio of Linx Shares, increasing or reducing the total amount, for each Linx Share, of the cash portion or of the StoneCo BDRs to be delivered as a result of the consummation of the Transaction.

The final value of the exchange ratio of Linx Shares for StoneCo BDRs, as the case may be, will be determined by the parties pursuant to the Protocol and Justification and a communication will be released in this respect by June 24, 2021.

On the same date, the Linx ADS Depositary will request that the depositary institution of the StoneCo BDRs cancel the StoneCo BDRs received as a Linx Shareholder.

On or around July 12, 2021, the StoneCo Class A New Shares that backed the cancelled StoneCo BDRs will be delivered by the Linx ADS Depositary to the holders of rights to receive StoneCo Class A New Shares subject to its effective issuance (when-issued basis) (tradable by June 28, 2021).

IX.	Liquidation of the Adjusted Cash Installment

On the Cash Installment Settlement Date, the holders of STNE Class A preferred shares will receive the redemption value for each redeemable STNE Class A preferred share, equivalent to thirty-three reais and fifty-six cents (R$ 33,56), to be adjusted pro rata die by the variation of the average daily rate of Brazilian interbank deposits expressed as an annual percentage, based on two-hundred and fifty-two (252) business days, calculated and disclosed daily by the B3 (“DI Index”), verified between February 11, 2021 and the Cash Installment Settlement Date (inclusive), which will be adjusted pursuant to the Protocol and Justification (“Adjusted Cash Installment”).

Pursuant to the Protocol and Justification, the Adjusted Cash Installment will be adjusted by (i) any dividends (including the dividends declared by the Company, pursuant to the Notice to the Market disclosed on the date hereof), interest on equity and other earning declared and/or paid by Linx and/or StoneCo as of October 2, 2020 until the BDRs Installment Settlement Date, included; and (ii) costs occasionally incurred by Linx for the hiring of financial advisors in the context of any concurrent transactions, whether to conduct valuations of for any other reason.

The final amount of the Adjusted Cash Installment will be disclosed to the market by July 6, 2021 and will be paid to the Linx Shareholders (including the Linx ADS Depositary) on the Cash Installment Settlement Date.

Under the terms of the Deposit Agreement that governs the Linx ADSs (the “Linx ADSs Deposit Agreement”), the Linx ADS Depositary will convert or will cause the conversion of the Adjusted Cash Installment received by it as a Linx Shareholder, on the date of receipt, in US Dollars, and will distribute the converted amount (after the deduction of the taxes and expenses applicable pursuant to the Linx ADSs Deposit Agreement) to such holders of Linx ADSs on or around July 12, 2021.

X.	Linx Shareholders with Shares Directedly Registered in the Registered Shares Register

The procedures and dates above apply exclusively to Linx Shareholders that, on the Base Date, have their Linx Shares in custody of a depositary institution admitted on the B3. Therefore, the Company recommends that all Linx Shareholders that have their shares registered directly in a deposit account opened with the depositary institution responsible for the bookkeeping of Linx Shares transfer, prior the Base Date, its shares to a custody account of a custodian agent admitted on the B3.

Linx Shareholders with Linx Shares registered directly in the deposit account opened with the depositary institution responsible for the bookkeeping of Linx Shares on the Base Date (“Linx Shareholders Register”) shall send to Banco Bradesco S.A., bookkeeping bank of the Linx Shares, by email to dac.escrituracao@bradesco.com.br and dac.dr@bradesco.com.br the following information: (i) the custody account held by such shareholder in which the StoneCo BDRs shall be deposited; (ii) the bank account held by such shareholder in which the Adjusted Cash Installment shall be deposited; and (iii) the personal or corporate documents that attest the identification of the Linx Shareholder Register.

The StoneCo BDRs and the Adjusted Cash Installment shall be deposited in the accounts indicated by the Linx Shareholders Register within twenty (20) business days counted as from the integral receipt of the information and documents regarding the custody account and the bank account, but, in any case, only after July 16, 2021.

XI.	Brazilian Tax Regime

XI.A. Resident Investors

The earnings of the Brazilian resident Linx Shareholders, including individuals, legal entities, investment funds and other entities, as a result of the Transaction may be subject to income tax and other tax incidence, according to statutory and regulatory rules applicable to each investor category. The investors shall consult their respective advisors about the applicable taxation and shall be directly responsible for the tax payment potentially applicable.

XI.B Non-Resident Investors

With respect to non-resident Linx Shareholders, the income tax withholding will be made considering the realized capital gain, which shall be deducted from the Adjusted Cash Installment, based on the rates below. The capital gain will correspond to the positive difference between (i) the Transaction value, pursuant to the Protocol and Justification; and (ii) the cost of acquisition of each Linx Share held by each Non-Resident Investor.

For the non-resident investors that operate pursuant to Resolution CMN No. 4.373/14, the following rates will apply:

(i)   25%, in case the shareholder is resident in a country or dependency with favored taxation, pursuant to the laws and regulations of the Brazilian Federal Revenue Secretary in force; or

(ii)  15% in all other cases.

For all other non-resident investors:

(i)   25%, in case the shareholder is resident in a country or dependency with favored taxation, pursuant to the laws and regulations of the Brazilian Federal Revenue Secretary in force; or

(ii)       in all other cases in which item (i) above does not apply, according to the following rates, as provided in Article 21 of Law No. 8.981/1995, as amended by Law No. 13.259/16:

a.    15% over the portion of earnings that does not exceed five million reais (R$ 5,000,000.00);

b.    17.5% over the portion of earnings that exceeds five million reais (R$ 5,000,000.00) and does not exceed ten million reais (R$ 10,000,000.00);

c.    20% over the portion of earnings that exceeds ten million reais (R$ 10,000,000.00) and does not exceed thirty million reais (R$ 30,000,000.00); and

d.    22.5% over the portion of earnings that exceeds thirty million reais (R$ 30,000,000.00).

STNE, as the purchaser of the Linx Shares in the context of the Transaction, will use the information provided by the custody agents of the non-resident Linx Shareholders for the calculation of the capital gain, and such Linx Shareholders shall be responsible for the veracity and completeness of such information. The custody agents shall provide to STNE and Banco do Bradesco S.A. the data of the non-resident Linx Shareholders on the Base Date, including the average cost of acquisition of the Linx shares, and shall provide the corresponding confirmatory documents, in the form of Appendix I hereto, by 6:00 PM on June 28, 2021, via email to the following recipients: dac.escrituracao@bradesco.com.br, dac.dr@bradesco.com.br and investors@stone.com.br.

STNE, in accordance with the Brazilian Federal Revenue Secretary laws and regulation: (i) will consider as nil the cost of acquisition of the non-resident Linx Shareholders on the Base Date which do not provide the Linx Shares average cost of acquisition by 6:00 PM of June 28, 2021; and (ii) will apply the 25% rate over the earnings of the non-resident Linx Shareholders who fail to report, pursuant to Appendix I, their country or dependency of residence or their tax domicile. StoneCo, Linx or STNE will not be liable, in any case, before the non-resident Linx Shareholders on the Base Date, due to any subsequent adjustment and/or refund of higher overpaid amount.

XI.C. Linx ADS Holders

STNE will adopt the position of not withholding income tax on occasional earnings identified by the Linx ADS holders.

XII.	Fractions of StoneCo Shares and BDRs issued as a result of the Redemption of Shares

Any occasional fractions of StoneCo BDR owed to the Linx Shareholders due to the redemption of the STNE Class B preferred shares will be grouped by STNE in integral numbers to be subsequently sold on the B3 administered market, after the BDRs Installment Settlement Date. The proceeds from such sale will be made available net of fees to the Linx Shareholders that are holders of the respective fractions, proportionally to its participation in each share sold, on a date to be in formed in due course.

The Company will maintain its shareholders and the market in general informed, in compliance with the applicable laws and regulations.

São Paulo, June 16, 2021

APPENDIX I
to the

Notice to Shareholders

NAME	CPF/CNPJ	TAX DOMICILE	FRAMEWORK IN TERMS OF CMN RESOLUTION No. 4.373/14	NUMBER OF SHARES	AVERAGE COST OF ACQUISITION
		(COUNTRY)	(yes/no)

* The Company and STNE request that the above information be forwarded in xls. format (Excel file), followed by the corresponding support and corroborating documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer